Exhibit 99.2

IDEX Biometrics ASA interim report for the first half of 2023

Oslo, Norway – 10 August 2023 - IDEX Biometrics ASA’s interim report for the first half of 2023 is attached to this notice (link below). The interim report is also available on the IDEX Biometrics website: www.idexbiometrics.com/investors/interim-results/

Webcast

A webcast presentation of the interim report will be held by Vince Graziani, Chief Executive Officer, today, 10 August 2023, at 09:00 CET. The webcast presentation can be viewed at the following link:

https://channel.royalcast.com/landingpage/hegnarmedia/20230810_7/

The presentation slides are attached to this notice (link below).

Commercial Update

IDEX Biometrics continues its positive momentum in the second quarter of 2023. Global demand for secure identity solutions in a digital world is increasing exponentially, driving demand for biometric technologies. A surge in credential theft and cyber security incidents around the world forces decision makers to implement new methods to improve security while improving customer experiences. This trend is fueling demand for biometric smart card solutions for payments and access management from IDEX Biometrics, leading to strong second quarter results for the company.

During the quarter, the IDEX Pay complete solution passed all the required certification testing by Mastercard for use on its payment network. A formal Letter of Approval is anticipated in the coming weeks. This milestone provides smart card manufacturers and end-customers an expedited route to producing fully certified biometric payment cards, thereby minimizing the need for them to undertake the entire certification process, which is time-consuming and costly. We anticipate biometric payment cards based on this solution will stimulate growth for the entire market, starting in late 2023 and accelerating through 2024 and beyond.

The IDEX Pay complete solution has been selected by 17 card manufacturers and resellers who will be bringing new biometric payment cards to market. We are actively engaged in enabling our card manufacturing partners, who collectively produce over 1.2 billion cards globally each year, to complete their card certification process and begin production shipments by the fourth quarter of this year. In the second quarter, IDEX Biometrics received its first production order for IDEX Pay from a leading European manufacturer, totaling nearly 1 million USD. This scale order includes IDEX biometrics software operating system and sensor technology will service banks launching biometric cards in Bangladesh, India and Turkey.

With an increasing number of banks, issuers, and enterprises adopting IDEX Biometrics, we are uniquely positioned as a leading global biometric technology provider. Card manufacturers worldwide are planning for biometric card program launches with their customers. IDEX Biometrics and our eco system partners are set up to respond to the accelerated demand for biometric payment cards in Asia, the Middle East, and Europe, as well as for our enterprise access management solutions across all regions.

Second Quarter Financial Performance

In the second quarter of 2023, IDEX recorded a record $1.5 million of quarterly revenue. Revenue increased 18% compared to the previous quarter and 32% year-over-year. For the first six months of 2023, revenues increased 29% compared to the same period in 2022.

Gross profit margin was 22% for the second quarter of 2023 compared to 26% in the first quarter of 2023. Gross margin in the second quarter of 2023 was adversely impacted by inventory adjustments. Absent the inventory adjustments, gross margin would have been similar to the first quarter of 2023.

Operating expenses, excluding cost of materials and depreciation, were $7.3 million in the second quarter and decreased from the previous quarter. As the company continues to transition from development to full commercial operations, further initiatives to streamline operations have been implemented after the second quarter of 2023. We aim to decrease operating expenses by approximately 30% compared to the first quarter of 2023. The cost reductions will impact the third quarter and take full effect by the end of 2023. The streamlined organization and expense optimization are aligned with the company’s strategy and focus on commercial acceleration.

For further information contact:

Marianne Bøe, Head of Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 918 00186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity. Our solutions bring convenience, security, peace of mind and seamless user experiences to the world. Built on patented and proprietary sensor technologies, integrated circuit designs, and software, our biometric solutions target card-based applications for payments and digital authentication. As an industry-enabler we partner with leading card manufacturers and technology companies to bring our solutions to market. For more information, visit www.idexbiometrics.com.

TRADEMARK STATEMENT

IDEX, IDEX Biometrics and the IDEX logo are trademarks owned by IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.

About this notice

This notice was published by Erling Svela, Vice president of finance, on 10 August 2023 at 08:00 CET on behalf of IDEX Biometrics ASA. The information shall be disclosed according to section 5‑6 of the Norwegian Securities Trading Act (STA) and in accordance with section 5‑12 of the STA.